------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:          3235-0167
                                                  Expires:    September 30, 1998
                                                  Estimated average burden
                                                  hours per response....... 1.50
                                                  ------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number    33-30999
                      ---------------------------------

                            R.P. Scherer Corporation
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                 2301 West Big Beaver Road, Troy, Michigan 48084
--------------------------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                          Common Stock, $.01 par value
                          6 3/4% Senior Notes due 2004
--------------------------------------------------------------------------------
            (Title of each class of securities covered by this Form)


                                      None
--------------------------------------------------------------------------------
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)       [X]             Rule 12h-3(b)(1)(i)  [X]
Rule 12g-4(a)(1)(ii)      [ ]             Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i)       [ ]             Rule 12h-3(b)(2)(i)  [ ]
Rule 12g-4(a)(2)(ii)      [ ]             Rule 12h-3(b)(2)(ii) [ ]
                                          Rule 15d-6           [ ]

     Approximate number of holders of record as of the certification or notice date: One (Common Stock); 24 (Senior Notes)
      --------------------------------------

     Pursuant to the requirements of the Securities Exchange Act of 1934, R.P. Scherer Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  August 7, 1998       By: /s/George H. Bennett, Jr.
     ----------------------    -------------------------------------------